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                            [BIO-PLEXUS LETTERHEAD]

Larry C. Krampert
Chief Executive Officer
Bio-Plexus, Inc.
384 Merrow Road
Tolland, CT 06084

     Re:  Class A Common Stock
          --------------------

Dear Larry:

     This letter will evidence our agreement to vote all of our shares of Class A Common Stock of Bio-Plexus, Inc. (the "Company") in accordance with the vote of the Board of Directors of the Company on any matter submitted to the shareholders of the Company. This agreement shall remain in effect until such shares are redeemed by the Company. This letter is being given to you to assist in inducing the purchase of Series A Preferred Stock by certain prospective investors.

                                        Very truly yours,



                                        Ronald A. Haverl

                                        /s/ Ronald A. Haverl

                                        Carl R. Sahi

                                        /s/ Carl R. Sahi